FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month(s) of :          July, August and September 2002

INTASYS CORPORATION

(Translation of registrant's name into English)

388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1

(Address of principal executive offices)

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intasys Corporation (Registrant)

Date: November 6, 2002	By: /s/ Daniel Bertrand Daniel Bertrand Vice President and Chief Financial Officer

INDEX

Document	Sequentially Numbered Pages
Intasys Corporation
Unaudited Financial Statements For the Period ending September 30, 2002	1 - 11
Certification Under 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following Management's Discussion and Analysis of Financial Condition and results of Operations should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes as of December 31, 2001, presented in accordance with Canadian generally accepted accounting principles.

In this discussion and analysis, all amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Overview
Intasys Corporation (the Company), through Mamma.com Inc., is a provider of meta-search and on-line direct marketing services with a predominantly U.S. market focus. Through Intasys Billing Technologies, it is a global provider of wireless, Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, Asia the United States and Canada. In 2001, the Company also provided strategic investment capital in the new media and telecommunication sectors. Existing investments are located in Canada.

Period-to-Period Comparisons
A variety of factors may cause period-to-period fluctuations in the Company's operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Forward-Looking Statements
Information contained in this quarterly report includes forward-looking statements, which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "desires," "will," "should," "projects," "estimates," "contemplates," "anticipates," "intends," or any negative such as "does not believe" or other variations thereof or comparable terminology. No assurance can be given that potential future results described in the forward-looking statements will be achieved. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forwardlooking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports filed by Intasys Corporation with the Securities and Exchange Commission. All information contained in this quarterly report is qualified in its entirety by the foregoing and reference to the other information the company files with the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations

Revenues
Revenues for the three months ended September 30, 2002 increased to $2,987,035, compared with $2,723,164 for the same period in 2001. This increase in revenues of $263,871 was entirely due to the increasing services provided by the Billing systems segment. Revenues for the nine months ended September 30, 2002, decreased to $8,815,834 compared with $8,943,389. The decrease of revenues for the nine months ended September 30, 2002 of $127,555 was explained by an increase of activity from existing customers of $318,812 by Billing systems segment and by a decrease of $428,507 by Internet media segment due to market conditions, Investment management variance was marginal.

Cost of goods sold, selling and administrative expenses
As a percentage of revenue, cost of goods sold, selling and administrative expenses were at 89% for the third quarter 2002, the same percentage for the same period in 2001, reflecting a continuous cost control. For the nine months ended September 30, 2002, these expenses represented 90% of revenue from 98% for the same period in 2001.

Research and Development expenses (R&D)
R&D expenses, net of tax credits were at $191,170 in the third quarter 2002, compared to $424,610 for the same period last year. The reduction is mainly due to the Billing systems segment, as the Company focused on supporting operations, the majority of salary costs were allocated into cost of goods sold, selling and administrative expenses. For the nine months ended September 30, 2002, R&D expenses, net of tax credits were at $693,187 compared to $1,420,726 for the same period in 2001, the variance is explained by the same situation mentioned in Q3 2002.

Non-controlling interest
In July 2001, the Company acquired the remaining minority shareholder's interest in Mamma.com. After the transaction, the Company owned 100% of Mamma.com and consequently, no non-controlling interest has been recorded.

Share of results of companies subject to significant influence
In the third quarter 2002 and for the nine months ended September 30, 2002, the share of results of companies subject to significant influence represents LTRIM Technologies Inc. All other investments had been written down or sold as of December 31, 2001.

Loss for the period
The net loss for Q3 2002 was $75,462 ($0.02 per share) compared to a net loss of $3,068,764 ($0.95 per share) for the same period in 2001. The net loss for the nine months ended September 30, 2002 was $241,442 ($0.06 per share) compared with a net loss of $11,708,421 ($4.05 per share) for the same period in 2001.

Segment Results
During the third quarter 2002 and the nine months ended September 30, 2002, the Company operated under the same three reportable segments.

For the three months ended September 30, 2002, the Investment Management unit generated a net loss of $384,486 on revenue of nil compared to a net loss of $3,028,596 on revenue of $12,369 for the same period in 2001. During the current quarter, the Investment Management unit recorded an unrealized loss on investments of $51,289 for the remaining balances into Tri-Link Technologies Inc. and uPath.com Inc. The operating activities used cash of $344,631 in Q3 2002 compared to a use of cash of 722,664 in Q3 2001.

For the nine months ended September 30, 2002, the Investment Management unit generated a net loss of $914,616 on revenue of $3,064 compared to a net loss of $10,956,940 on revenue of $20,924. The operating activities used cash of $588,154 compared with a use of cash of $277,033 for the same period of 2001. For the nine months ended 2002, proceeds of marketable securities were 314,026 compared to $1,261,530 for the same period in 2001.

For the three months ended September 30, 2002, the Internet-media unit generated a net profit of $73,774 on revenue of $886,642 compared to a net loss of $80,545 on revenue of $914,240 for the same period in 2001. The operating activities generated positive cash flows of $220,144 in Q3 2002 compared to a use of cash of $282,151 in Q3 2001.

For the nine months ended September 30, 2002, the Internet media unit generated a net profit of $165,494 on revenue of $2,875,815 compared to a net loss of $653,764 on revenue of $3,304,322. The operating activities generated positive cash flows of $483,081 compared to $377,987 for the same period in 2001.

For the three months ended September 30, 2002, the Billing systems unit generated a net profit of $235,250 on revenue of $2,100,393 compared to a net profit of $40,377 on revenue of $1,796,555 for the same period in 2001. The operating activities generated cash of $352,004 in Q3 2002 compared to a used of cash of $373,278 in Q3 2001.

For the nine months ended September 30, 2002, the Billing systems unit generated a net profit of $507,680 on revenue of $5,936,955 compared to a net loss of $97,717 on revenue of $5,618,143 for the same period in 2001. The operating activities generated positive cash flows of $786,924 compared to a use of cash of $480,027 for the same period in 2001.

Liquidity and Capital Resources
As at September 30, 2002, the Company had $2,942,642 in cash and cash equivalents and working capital of $2,518,709, compared to $2,314,072 in cash and cash equivalents, $240,643 in marketable securities and working capital of $2,202,718 as at December 31, 2001.

In Q3 2002, operating activities generated positive cash flows of $227,517 compared to a use of cash of $1,378,093 in Q3 2001. In 2001, the proceeds in marketable securities were $214,746 compared to nil in 2002. For the nine months ended September 30, 2002, operating activities generated positive cash flows of $681,851 compared to a use of cash of $379,073 for the same period in 2001. In 2001 the proceeds of marketable securities were $947,504 higher than 2002.

Investing activities used cash of $13,792 for acquisitions of assets in Q3 2002 compared to $1,383,111 in Q3 2001 due to the purchase of remaining position of Mamma.com minority interest. For the nine months ended September 30, 2002, investing activities used cash of $116,030 for acquisitions of assets compared to a use of cash of $2,101,848 in the same period in 2001 due to the acquisition of the remaining minority shareholder's interest in Mamma.com.

In Q3 2002, there was no fluctuation in financing activities compared with provided cash of $900,000 due to an issuance of capital stock for the same period last year.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements throughout fiscal 2002. In the longer term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

The Company has no line of credit available.

Dividend policy
The Company has never paid dividends on any class of its Common Stock. The Company's management anticipates that earnings generated from the Company's operations will be used to finance the Company's working capital and market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Company's Common Stock.

Risks and Risk Management
The Company's activities are highly competitive and are characterized by rapid technological change, shifting client preferences and new product and service development. The Company's strategy is to develop emerging specialty products and services to support its growth and compensate for the maturity of them.

The Company's growth has been based on mainly internal expansion. Acquired business might be successfully combined with those of the Company to improve benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls. The success of the Company is also dependent upon its ability to continue to attract, retain, train and motivate qualified personnel at all levels of the organization.

The Company expects that its international activities will continue to account for a significant portion of its business, mainly through its foreign subsidiaries. However, since most of the Company's subsidiaries and business units transact mainly in their respective local currencies, fluctuations in the value of the U.S. dollar relative to foreign currencies are not expected to have a material adverse effect on operating results. The Company has not been hedging and does not intend to hedge currency risks in the future if economic advantages are not measurable.

The Company has historically offered and will continue to offer products or services pursuant to contracts. The Company generally may not terminate these contracts unilaterally. Although the Company often relies on its proprietary tools and methodologies and its past experience to reduce the risks associated with estimating, planning and performing contracts for products or services, the Company generally bears the risks of cost overruns and inflation under them.

Our customers typically invest substantial time, money, and other resources when deciding to license our billing software products, in particular in situations where the Company is making large enterprise-wide sales. During this long sales cycle, events may occur that affect the size or timing of the order or even cause it to be cancelled. The time required for implementation of our product varies among our customers and may last several months, depending on our customer's needs. Also, if a customer hires a third party to install or service our products, we cannot be sure that our products will be installed or serviced successfully.

The industries the Company engages in are subject to rapid technological change and there can be no assurance that the Company will be able to adapt to such change in a timely fashion or that the introduction of new products and services by others will not render the Company's copyrights, licenses, trade secrets, trademarks, products and services less competitive or obsolete. The Company expects to continue spending funds in an effort to enhance existing products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on the Company's results of operations, financial condition and cash flows. Unexpected costs and delays are often encountered with the process of designing, developing and marketing enhanced versions of existing products and services as well as new products and services.

The Company relies upon a combination of trade secret, copyright and trademark laws to protect its intellectual property. It has entered into confidentiality agreements with its management and key employees with respect to such assets and also limits access to, and distribution of these, and other proprietary information. However, the steps the Company takes to protect its intellectual property may not be adequate to deter misappropriation of the Company's proprietary information. In addition, the Company may be unable to detect unauthorized uses of and take appropriate steps to enforce its intellectual property rights. Although senior management believes that the Company's services and products do not infringe the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future.

The success of the Company is dependent upon the experience and abilities of its senior management. There is significant competition in the Company's industries for qualified personnel. There can be no assurance that the Company will be able to retain its existing personnel or will be able to recruit new personnel to support its business marketing objectives, goals and plans.

The Company does not believe that the relatively moderate rates of inflation experienced in the United States, Canada, the United Kingdom and Australia in recent years have had a significant effect on its revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company transacts business, the Company does not believe that such rates have had a material effect on the Company's results of operations, financial condition and cash flows. Nevertheless, in the future high inflation could have a material, adverse effect on the Company's results of operations, financial condition and cash flows.

For the period ended September 30, 2002, the Company has 1,091,425 warrants and 522,905 stock options outstanding. As at September 30, 2002, the exercise price of all warrants and all stock options are above the market price of the Company's shares of common stock. Nevertheless, to the extent that the market value of the Company's shares of common stock increases above the respective exercise prices of the warrants and options, as the case may be, their exercise could result in the issuance of an additional 1,614,330 shares of Common Stock. Such shares are issued, the percentage of Common Stock held by existing Intasys' stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares of existing Company stockholders. For the life of the warrants and stock options, the holders are given the opportunity to profit from a rise in the market price of the Common Stock, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, the Company reserves the right to issue additional shares of Common Stock or securities convertible into or exercisable for Common Stock, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Stock they hold and, under certain circumstances, a reduction of the net tangible book value of existing stockholders' shares of Common Stock.

Intasys Corporation
Interim Consolidated Balance Sheets
(expressed in U.S. dollars)

	As at September 30, 2002 $ (Unaudited)	As at December 31, 2001 $ (Audited)
Assets Current assets
Cash and cash equivalents	2,942,642	2,314,072
Marketable securities	-	240,643
Accounts receivable	2,101,364	2,078,715
Work in progress	28,152	2,366
Prepaid expenses and other assets	338,135	271,063
	5,410,293	4,906,859
Investments	924,463	1,101,809
Intangible assets	50,000	-
Capital assets	838,311	1,131,316
	7,223,067	7,139,984
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,414,495	2,226,712
Reserve for restructuring	4,678	165,067
Deferred revenue	472,411	292,188
Income taxes payable	-	20,174
	2,891,584	2,704,141
Shareholders' Equity Capital stock Authorized
Issued and outstanding - 4,058,858 common shares	67,941,281	68,077,781
Additional paid-in capital	125,187	339,550
Deferred stock-based compensation	(52,083)	(418,727)
Cumulative translation adjustment	(121,904)	(243,205)
Deficit	(63,560,998)	(63,319,556)
	4,331,483	4,435,843
	7,223,067	7,139,984

The accompanying notes are an integral part of these consolidated financial statements.

Intasys Corporation
Interim Consolidated Statements of Operations
(Unaudited) (expressed in US dollars)

	For the 9 months ended September 30		For the 3 months ended September 30
	2002 $	2001 $	2002 $	2001 $
Revenue	8,815,834	8,943,389	2,987,035	2,723,164
Expenses
Cost of goods sold, selling and administrative	7,965,950	8,728,000	2,645,497	2,431,898
Net research and development	693,187	1,420,726	191,170	424,610
Amortization and write-down of capital assets	356,608	460,066	139,789	144,297
Restructuring charges	(70,453)	55,342	-	17,284
	8,945,292	10,664,134	2,976,456	3,018,089
Interest expense	4,251	14,529	1,452	7,654
Interest revenue	(52,905)	(169,159)	(16,109)	(34,834)
Non-controlling interest	-	(177,698)	-	-
Share of results of companies subject to significant influence	151,728	707,293	49,409	36,735
Realized gain on marketable securities	(73,383)	(71,579)	-	(99,846)
Unrealized loss on marketable securities, investments and write- down of advances	82,293	3,411,022	51,289	354,590
	111,984	3,714,408	86,041	264,299
Loss for the period before amortization of goodwill and income taxes	(241,442)	(5,435,153)	(75,462)	(559,224)
Provision (recovery) for current income tax	-	-	-	-
Loss for the period before amortization of goodwill	(241,442)	(5,435,153)	(75,462)	(559,224)
Amortization of goodwill	-	6,273,268	-	2,509,540
Loss for the period	(241,442)	(11,708,421)	(75,462)	(3,068,764)
Loss per share
Basic and diluted loss per share before amortization of goodwill	(0.06)	(1.88)	(0.02)	(0.17)

Basic and diluted loss per share	(0.06)	(4.05)	(0.02)	(0.95)
Weighted average number of shares outstanding	4,077,892	2,894,098	4,113,107	3,246,374

The accompanying notes are an integral part of these consolidated financial statements.

Intasys Corporation
Interim Consolidated Statements of Shareholders' Equity
(Unaudited)
(expressed in U.S. dollars)

	Common Shares #	Common Shares $	Additional paid-in capital $	Deferred stock-based compensation $	Cumulative Translation Adjustment $	Deficit $
Balance, December 31, 2001	4,058,858	68,077,781	339,550	(418,727)	(243,205)	(63,319,556)
Effect of changes on shares issued for financial services and board member compensation	-	(136,500)	(180,631)	357,061	-	-
Cancelled Warrants	-	-	(33,732)	9,583	-	-
Shares issued for board member compensation	60,865	70,000	-	(70,000)	-	-
Shares cancelled for board member compensation	(60,865)	(70,000)	-	(70,000)	-	-
Translation adjustment for the period	-	-	-	-	121,301	-
Loss for the period	-	-	-	-	-	(241,442)
Balance, September 30, 2002	4,058,858	67,941,281	125,187	(52,083)	(121,904)	(63,560,998)

The accompanying notes are an integral part of these consolidated financial statements.

Intasys Corporation
Interim Consolidated Statements of Cash Flows
(Unaudited)
(expressed in US dollars)

	For the 9 months ended September 30		For the 3 months ended September 30
	2002 $	2001 $	2002 $	2001 $
Cash flows from operating activities Loss for the period	(241,442)	(11,708,421)	(75,462)	(3,068,764)
Adjustments for:
Amortization of capital assets and goodwill	322,107	6,733,334	105,288	2,653,837
Write down of capital assets	34,501	-	34,501	-
Realized loss (gain) on disposal of fixed assets	1,138	(21,854)	150	(21,854)
Realized gain on disposal of marketable securities	(73,383)	(71,579)	-	(99,846)
Non controlling interest	-	(177,698)	-	-
Interest revenue on investment and management fees	(24,382)	(25,046)	(8,289)	(8,378)
Share of results of companies subject to significant influence	151,728	707,293	49,409	36,735
Unrealized loss on marketable securities, investments and write- down of advances	82,293	3,411,022	51,289	354,590
Financial fees paid through issuance of capital stock	15,781	-	39,584	-
Board member compensation paid through issuance of capital stock	-	-	(5,833)	-
Decrease (increase) in assets
Marketable securities	314,026	1,261,530	-	214,746
Accounts receivable	52,944	1,471,033	592,927	(291,388)
Advances to related companies	-	(583,206)	-	(546,206)
Work in progress	(25,755)	69,414	(776)	(4,437)
Prepaid expenses and other assets	(57,938)	32,386	(450)	68,932
Increase (decrease) in liabilities
Accounts payable and accrued liabilities	150,762	(692,044)	(78,438)	(435,145)
Income tax payable	(20,872)	(10,897)	(20,872)	(2,859)
Deferred revenue	161,732	(421,087)	(429,933)	37,755
Reserve for restructuring	(161,389)	(353,253)	(25,578)	(265,811)
Total cash flows provided by (used in) operating activities	681,851	(379,073)	227,517	(1,378,093)
Investing activities
Investments	(1,289)	(588,594)	-	-
Purchase of minority interests in Mamma.com	-	(1,422,167)	-	(1,422,167)
Purchase of intangible assets	(50,000)	-	-	-
Proceeds on disposal of capital assets	-	115,475		115,475
Purchase of capital assets	(64,741)	(206,562)	(13,792)	(76,419)
Total cash flows used in investing activities	(116,030)	(2,101,848)	(13,792)	(1,383,111)
Financing activities
Redemption of equity of a subsidiary	-	(3,210)	-	-
Issuance of capital stock	-	900,000		900,000
Total cash flows provided by financing activities	-	896,790	-	900,000
Effect of foreign exchange rate changes on cash and cash equivalents	62,749	(84,738)	(724)	(60,502)
Change in cash and cash equivalents	628,570	(1,668,869)	213,001	(1,921,706)
Cash and cash equivalents - Beginning period	2,314,072	3,775,206	2,729,641	4,028,043
Cash and cash equivalents - End of period	2,942,642	2,106,337	2,942,642	2,106,337
Cash and cash equivalents comprise:
Cash	1,825,468	372,054	1,825,468	372,054
Short term deposits	1,117,174	1,734,283	1,117,174	1,734,283
	2,942,642	2,106,337	2,942,642	2,106,337
Supplemental disclosure of cash flow information
- Cash paid for interest	4,251	14,529	1,452	7,654
- Cash paid for income taxes	-	10,987	-	2,859
	4,251	25,516	1,452	10,513

The accompanying notes are an integral part of these consolidated financial statements.

Intasys Corporation
Notes to Interim Consolidated Financial Statements (Unaudited) (expressed in US dollars)

1

Nature of the Business
The Company, through Mamma.com Inc., is an Internet media company with customers located mainly in the United States. Through Intasys Billing Technologies, it is a global provider of wireless, Internet-compatible billing and customer care information systems with customers located in the United Kingdom, Australia, the United States and Canada. Intasys Corporation also provides strategic investment capital in the new media and telecommunications sectors. Existing investments are located in the Canada.

2

Significant accounting policies

a) Basis of consolidation
These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

b) Cash & cash equivalents
Cash and cash equivalents consist of cash balances with banks and highly liquid investment with original maturities of less than ninety days from the date of acquisition.

c) Investment tax credits
The Company is entitled to scientific research and experimental development ("SRED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Quebec ("Provincial"). Federal SRED tax credits, which are non-refundable, are earned on qualified Canadian SRED expenditures at a rate of 20%. Provincial SRED tax credits, which are refundable, are earned on qualified SRED salaries in the Province of Quebec at a rate of 20%.

Tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the statement of operations as a reduction of the related expenses in the period during which the expenditures are incurred, provided there is reasonable assurance of realization.

d) Investment
The Company's investments in less than 50% owned companies over which the Company has the ability to exercise significant influence are accounted for using the equity method. If the Company does not have the ability to exercise significant influence, the investment is accounted for using the cost method.

e) Research & development costs
Research costs, including research performed under contract by third parties, are expensed as incurred. Development costs are also generally expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the period ended September 30, 2002 and 2001.

f) Revenue recognition
The Company recognizes revenue from the sale of software licenses and related post-contract customer support and other related services in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". Fees from arrangements involving licenses, post-contract customer support and other related services are allocated to the various elements based on vendor-specific objective evidence of fair value of each of the elements. Revenue from software licenses is recognized when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties surrounding product acceptance, the related fees are fixed or determinable, and collection is considered reasonably assured. Revenue from post-contract customer support elements is recognized ratably over the related support period. Revenue from other related services is recognized as the services are performed.

The Company recognizes revenue from search services, banner advertising and sponsorships when the following criteria are satisfied:

(a) the fee is fixed or determinable;
(b) collectibility is probable;
(c) the revenue is not subject to forfeiture, refund or other concessions; and
(d) there is a signed contract.

Search service revenue is generated as users click on certain search results, giving rise to direct revenue or a revenue share earned by the Company. Revenue from such clicks is recognized as the clicks occur, provided collectibility of the related revenue is reasonably assured.

Banner advertising revenue is generated from advertising delivered on a web page, at an agreed rate per thousand impressions delivered, or based on user clicks on displayed advertising banners. Revenue from advertising arrangements is recognized as the impressions are delivered or as clicks on displayed advertising banners occur, provided that no significant Company obligations or commitments relating to a minimum number of impressions remain and collection of the resulting account receivable is reasonably assured.

Revenue from sponsorships is recognized ratably over the terms of the related contracts.

g) Foreign currency translation
The functional currency and reporting currency of the Company is the U.S. dollar. The functional currencies of the Company's subsidiaries are local currencies. Accordingly, the financial statements of Company's subsidiaries have been translated into the reporting currency as follows: assets and liabilities have been translated at the exchange rate in effect at the end of each period and revenue and expenses have been translated at the average exchange rate for each period. All gains or losses from the translation of the consolidated financial statements into the reporting currency have been included in the cumulative translation adjustment during the year resulting solely from the application of this translation method.

h) Foreign currency transactions
Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each period and revenue and expenses have been translated at the average exchange rate for each period; non-monetary assets and liabilities have been translated at the rates prevailing at the date of the transaction. Exchange gains and losses arising from such transactions are included in earnings for the period.

i) Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Actual results could differ from those estimates.

j) Stock-based compensation The Company maintains a stock-based compensation plan. Under accounting principles generally accepted in Canada, no compensation cost is recognized for this plan when shares are issued to employees. Any consideration received from plan participant is credited to capital stock.

k) New accounting standards (Canadian)
In July 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Section 1581, "Business Combinations" and Section 3062, "Goodwill and Other Intangibles" which are required to be implemented effective July 1, 2001 and January 1, 2002, respectively. Section 1581 requires that all business combinations be accounted for by the purchase method. Section 3062 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions which may affect classification of intangible assets, as well as the balance of goodwill. The ongoing impact will be that goodwill will no longer be amortized, but instead will be tested annually for impairment. The requirements will be applied prospectively from the effective date. The FASB has issued similar standards.

In November 2001, the CICA issued Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption and requires direct awards of stock to employees and stock-based payments to non-employees, to be accounted for using a fair value-based method. The Company has not yet assessed the impact of the adoption of this new guideline.

In November 2001, the CICA revised Section 1650 " Foreign Currency Translation", which is effective for fiscal year on or after January 1, 2002. The revised standard no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earning as they arise. Adopting this revised standard will not have a significant impact on the Company's financial statements.

In November 2001 the CICA issued Accounting Guideline No.13 "Hedging relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. This new accounting guideline establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. The Company has not yet assessed the impact of the adoption of this new guideline.

3

Interim financial information
The financial information as at September 30, 2001 and 2002 and for the three and nine month periods ended September 30, 2001 and 2002 are unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal-recurring nature. The results of operations for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2001.

4

Segment Information
The Company has three reportable segments: technology investment, Internet-media and Billing systems. The Company evaluates operating segment performance based on operating revenue from external customers, operating income (loss) before amortization and interest, and identifiable long-lived assets.

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements for the period ended September 30, 2002 and 2001 is as follows:

For the 9 months ended September 30

Investment Management			Internet Media		Billing Systems		Total
	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $
Revenue	3,064	20,924	2,875,815	3,304,322	5,936,955	5,618,143	8,815,834	8,943,389
Cost of goods sold, selling and administrative	859,488	815,470	2,077,092	3,274,781	5,029,370	4,637,749	7,965,950	8,728,000
Net research and development	-	-	531,748	626,638	161,439	794,088	693,187	1,420,726
Amortization and write- down of capital assets	6,429	52,157	105,403	131,065	244,776	276,844	356,608	460,066
Restructuring charges	(70,453)	38,057	-	-	-	17,285	(70,453)	55,342
	795,464	905,684	2,714,243	4,032,484	5,435,585	5,725,966	8,945,292	10,664,134
Interest expense	964	3,268	1,074	7,917	2,213	3,344	4,251	14,529
Interest revenue	(39,386)	(73,394)	(4,996)	(82,315)	(8,523)	(13,450)	(52,905)	(169,159)
Non-controlling interest	-	(177,698)	-	-	-	-	-	(177,698)
Share of results of companies subject to significant influence	151,728	707,293	-	-	-	-	151,728	707,293
Realized gain on marketable securities	(73,383)	(71,579)	-	-	-	-	(73,383)	(71,579)
Unrealized loss on marketable securities, investments and write-down of advances	82,293	3,411,022	-	-	-	-	82,293	3,411,022
	122,216	3,798,912	(3,922)	(74,398)	(6,310)	(10,106)	111,984	3,714,408
Profit (loss) for the period before amortization of goodwill and income taxes	(914,616)	(4,683,672)	165,494	(653,764)	507,680	(97,717)	(241,442)	(5,435,153)
Provision for current income taxes	-	-	-	-	-	-	-	-
Profit (loss) for the period before amortization of goodwill	(914,616)	(4,683,672)	165,494	(653,764)	507,680	(97,717)	(241,442)	(5,435,153)
Amortization of goodwill	-	6,273,268	-	-	-	-	-	6,273,268
Profit (loss) for the period	(914,616)	(10,956,940)	165,494	(653,764)	507,680	(97,717)	(241,442)	(11,708,421)
Revenue:
Canada	3,064	20,924	-	-	83,603	69,477	86,667	90,401
United States	-	-	2,875,815	3,304,322	143,718	213,041	3,019,533	3,517,363
United Kingdom	-	-	-	-	3,837,451	3,202,545	3,837,451	3,202,545
Australia	-	-	-	-	867,775	2,133,080	867,775	2,133,080
Asia	-	-	-	-	1,004,408	-	1,004,408	-
	3,064	20,924	2,875,815	3,304,322	5,936,955	5,618,143	8,815,834	8,943,389
Major customers:
Canada	-	-	-	-	-	-	-	-
United States	-	-	-	-	-	-	-	-
United Kingdom	-	-	-	-	1	-	1	-
Australia	-	-	-	-	-	-	-	-
Asia	-	-	-	-	1	-	1	-
	-	-	-	-	2	-	2	-

For the 3 months ended September 30

Investment Management			Internet Media		Billing Systems		Total
	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $
Revenue	-	12,369	886,642	914,240	2,100,393	1,796,555	2,987,035	2,723,164
Cost of goods sold, selling and administrative	292,894	251,014	617,132	759,544	1,735,471	1,421,340	2,645,497	2,431,898
Net research and development	-	-	161,330	189,345	29,840	235,265	191,170	424,610
Amortization and write- down of capital assets	2,051	14,211	36,017	44,458	101,721	85,628	139,789	144,297
Restructuring charges	-	-	-	-	-	17,284	-	17,284
	294,945	265,225	814,479	993,347	1,867,032	1,759,517	2,976,456	3,018,089
Interest expense	310	1,045	518	6,674	624	(65)	1,452	7,654
Interest revenue	(11,467)	(26,324)	(2,129)	(5,236)	(2,513)	(3,274)	(16,109)	(34,834)
Non-controlling interest	-	-	-	-	-	-	-	-
Share of results of companies subject to significant influence	49,409	36,735	-	-	-	-	49,409	36,735
Realized gain on marketable securities	-	(99,846)	-	-	-	-	-	(99,846)
Unrealized loss on marketable securities, investments and write-down of advances	51,289	354,590	-	-	-	-	51,289	354,590
	89,541	266,200	(1,611)	1,438	(1,889)	(3,339)	86,041	264,299
Profit (loss) for the period before amortization of goodwill and income taxes	(384,486)	(519,056)	73,774	(80,545)	235,250	40,377	(75,462)	(559,224)
Provision for current income taxes	-	-	-	-	-	-	-	-
Profit (loss) for the period before amortization of goodwill	(384,486)	(519,056)	73,774	(80,545)	235,250	40,377	(75,462)	(559,224)
Amortization of goodwill	-	2,509,540	-	-	-	-	-	2,509,540
Goodwill write-down	-	-	-	-	-	-	-	-
Profit (loss) for the period	(384,486)	(3,028,596)	73,774	(80,545)	235,250	40,377	(75,462)	(3,068,764)
Revenue:
Canada	-	12,369	-	-	27,443	36,601	27,443	48,970
United States	-	-	886,642	914,240	31,632	66,861	918,274	981,101
United Kingdom	-	-	-	-	1,400,861	999,289	1,400,861	999,289
Australia	-	-	-	-	380,630	693,804	380,630	693,804
Asia	-	-	-	-	259,827	-	259,827	-
	-	12,369	886,642	914,240	2,100,393	1,796,555	2,987,035	2,723,164
Major customers:
Canada	-	-	-	-	-	-	-	-
United States	-	-	-	-	-	-	-	-
United Kingdom	-	-	-	-	1	-	1	-
Australia	-	-	-	-	-	-	-	-
Asia	-	-	-	-	1	-	1	-
	-	-	-	-	2	-	2	-

	September 30,2002				December 31, 2001
	Investment management	Internet Media	Billing Systems	Total	Investment management	Internet Media	Billing Systems	Total
Identifiable long-held assets: - Investments
Canada	924,463	-	-	924,463	1,101,809	-	-	1,101,809
United States	-	-	-	-	-	-	-	-
United Kingdom	-	-	-	-	-	-	-	-
Australia	-	-	-	-	-	-	-	-
	924,463		-	924,463	1,101,809	-	-	1,101,809
- Capital assets
Canada	11,884	433,530	63,426	508,840	11,840	506,875	74,767	593,482
United States	-	-	-	-	-	-	-	-
United Kingdom	-	-	140,067	140,067	-	-	244,484	244,484
Australia	-	-	189,404	189,404	-	-	293,350	293,350
	11,884	433,530	392,897	838,311	11,840	506,875	612,601	1,131,316